EXHIBIT 9.(a)(3) - CHAIRMAN'S LETTER

                        [Sea Pines Associates Stationery]

                                December 21, 1999

Dear Shareholder:

         The Board of Directors of Sea Pines Associates, Inc. (the "Company") has approved a plan to modify the Company's capital structure. The objectives of the plan are to eliminate the tax inefficiency of the present preferred stock, to increase the portion of the Company's capital based on common stock, and to help the market price of the common stock reflect its fair market value. This letter describes in general terms how the Board proposes to make this change. Full details are contained in the enclosed Exchange Offer Prospectus and the related Letter of Transmittal. I urge you to read these documents carefully.

         Shareholders have several options for disposing of their preferred shares:

               One  option  is  to  exchange  the  existing   preferred  shares,
              one-for-one, for a new 9.5% trust preferred security to be issued by Sea Pines Associates Trust I, a Delaware Business Trust wholly owned by the Company (the "Trust"). This trust preferred security will have the same 9.5% distribution rate as the present preferred shares. The advantage to the Company is that the funding of trust preferred distributions will be tax deductible to the Company. Since there are administrative costs associated with establishing and maintaining the Trust, this option may be eliminated if an insufficient number of shareholders elect this option.

               A second option allows  shareholders  to exchange their preferred stock for shares of the Company's common stock.  They will receive
              2.5 common shares for each preferred share exchanged, giving them an increased stake in the common shares. Exchanges for common stock will further reduce the Company's cash requirements for preferred dividends and increase the earnings attributable to common shares.

               Shareholders  accepting  either of these  exchange  options  will receive payments equal to any preferred dividends that have been accrued (i.e., earned) by the time the stock exchange takes place. Payments will occur at the time those dividends would normally have been paid if no exchange had taken place. The new trust preferred distributions will be paid on a quarterly basis in arrears beginning on January 31, 2001. This means payments to shareholders exchanging for trust preferred securities will be uninterrupted and will parallel the present dividend payment arrangement.

               A  shareholder  may  choose  to  reject  both of  these  exchange options. In such cases, the Company expects to exercise its right to redeem their preferred shares for the redemption price of $7.60 per preferred share as specified in the original preferred stock offering. This amounts to $3,800 for the 500 preferred shares in each stock "unit". It is expected that any such cash redemptions will take place approximately six months after the stock exchange. In these cash redemption cases, dividends that have been accrued but not yet paid will be paid in full when the cash redemption takes place.


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         The Company plans to hold several meetings with shareholders in January to discuss the restructuring plan and respond to questions. We will let you know as soon as our meeting schedule is finalized. If you have any questions or comments prior to the meetings, please call the executive office.

                                                     Cordially,

                                                     s/Norman Harberger

                                                     Norman Harberger
                                                     Chairman